Mail Stop 4561
      June 2, 2005

Mr. Mark E. Chertok
Chief Financial Officer
NorthStar Realty Finance Corp.
527 Madison Avenue, 16th Floor
New York, NY 10022

	RE:	NorthStar Realty Finance Corp.
		Form 8-K
		Filed May 24, 2005
            	File No. 1-32330

Dear Mr. Chertok:

      We have reviewed your filing and have the following comments.
We ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed May 24, 2005

1. In future filings, please make sure to provide all the information required by Item 304(a)(1)(v) of Regulation S-K, regarding your former auditor`s assertion that the company "had certain significant deficiencies in its internal controls." Specifically, provide a description of the significant deficiencies of your internal controls in the Form 8-K disclosure.

2. Please provide us with a schedule of your quarter end adjustments to close the books, and adjustments recorded in connection with or as a result of the review and audit for the quarters ended September 30, and December 31, 2004, respectively. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net income/(loss). Quantify the net effect of all adjustments on pre-tax net income/(loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.
3. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3469.


								Sincerely,



								Thomas Flinn
								Staff Accountant
Mr. Mark E. Chertock
NorthStar Realty Finance Corp.
June 2, 2005
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